Exhibit 99.1

News Release

Kamada Reports Third Quarter 2015 Financial Results

Reaffirms FY 2015 revenue guidance of $70-73 million

Conference call begins today at 8:30 a.m. Eastern time

NESS ZIONA, Israel (November 10, 2015) – Kamada Ltd. (NASDAQ and TASE: KMDA), a plasma-derived protein therapeutics company focused on orphan indications, announces financial results for the three and nine months ended September 30, 2015.

Financial highlights of the 2015 third quarter included:

•	Total revenues of $16.1 million compared with $17.2 million for the third quarter of 2014;
•	Proprietary product revenue of $9.6 million compared with $9.1 million in the 2014 third quarter;
•	Distributed product revenue of $6.5 million compared with $8.0 million in the same period of 2014;
•	Gross profit of $3.7 million compared with $4.4 million in the year-ago third quarter; and
•	Net loss of $4.6 million compared with a net loss of $2.9 million in the year-ago third quarter.

Other highlights of the 2015 third quarter and recent weeks included:

•
Executed a third extension to the Company’s Glassia® supply agreement with Baxalta (NYSE: BXLT) originally executed in 2010, which extends manufacturing supply through 2018 and increases minimum Glassia revenues by approximately $50 million to  a total of $240 million for the period 2010 through 2018;

•
Appointed Dr. Michael Berelowitz, a leading pharmaceutical executive and former Senior Vice President and Head of Clinical Development and Medical Affairs in the Specialty Care Business Unit at Pfizer, to the Company’s Board of Directors; and

•
Published positive data in Pediatric Diabetes from a Phase 1/2 clinical study of its lead product, intravenous Alpha1-Proteinase Inhibitor–Human (AAT), to treat pediatric patients recently diagnosed with type 1 diabetes.

Upcoming value creating milestones over the coming months include:

•	Reporting top-line results from the Phase 3 clinical trials for Rabies IgG;
•	Initiating Phase 2 clinical study of intravenous AAT for prevention of lung transplant rejection;
•	Submission of Marketing Authorization Application (MAA) with the European Medicines Agency (EMA) of inhaled AAT for the treatment of alpha-1 antitrypsin deficiency (AATD); and
•	Submission of Biologics License Application (BLA) for Rabies IgG with the U.S. Food and Drug Administration (FDA).

Management Commentary

“Throughout the third quarter we made meaningful progress with our commercial business as well as our clinical programs,” stated Amir London, Chief Executive Officer of Kamada. “We executed a third extension to our agreement with Baxalta, which provides an additional $50 million in minimum revenue commitments and extends our manufacturing supply through the end of 2018.  This extension validates the growing market acceptance of Glassia in the U.S. and gives us better visibility into revenues for the coming years.  Importantly, it strengthens our confidence in our ability to meet our 2017 revenue goal of $100 million, which includes approximately 75% growth in the Proprietary Products Segment.

“Our AAT is a protein derived from human plasma with known and newly discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue protective and antimicrobial properties. As a result, we have a rich clinical development program including studies underway to support the expansion of intravenous Glassia to treat type 1 diabetes and graft-versus-host-disease (GVHD).  Also, in collaboration with Baxalta we plan to initiate a Phase 2 clinical study of our AAT for the prevention of lung transplantation rejection in the first quarter of 2016.   We continue to make progress with preparations to submit a MAA to the EMA for our inhaled AAT to treat AATD, and plan to submit the MAA in the first quarter of 2016.  In addition, we expect to report results from the Phase 3 clinical trial of our Rabies IgG, performed in collaboration with Kedrion, our U.S. partner, by year-end and we plan to submit a BLA with the FDA in the first half of 2016.

“Our robust product pipeline is broadly distributed across several important disease states with significant unmet medical need, which diversifies our risk and offers multiple opportunities for partnerships and additional sources of revenue,” he added.

“We are delighted to welcome Dr. Berelowitz to our Board of Directors.  His considerable industry experience and insight into successful commercialization and clinical strategies are already proving to be great assets to Kamada as we advance and expand our clinical development programs for our immunomodulatory plasma-derived protein therapeutics. His extensive knowledge of the diabetes landscape will be particularly valuable as we advance clinical plans of our AAT to treat recent onset type 1 diabetes.

“It has been an exciting time at Kamada as we continue to build on our core commercial business to grow revenue, while advancing a number of important clinical studies with the goal of bringing safe and effective therapies to patients in need,” concluded Mr. London.

Third Quarter Financial Results

Total revenues for the third quarter of 2015 of $16.1 million compared with $17.2 million for the third quarter of 2014.  Revenue from the Proprietary Products Segment was $9.6 million compared with $9.1 million in the year-ago quarter. Revenue from the Distributed Product Segment was $6.5 million for the third quarter of 2015 compared with $8.0 million in the same quarter of 2014.

Gross profit for the third quarter of 2015 was $3.7 million compared with gross profit of $4.4 million for the third quarter of 2014.  Gross margin decreased to 23% from 26% in the third quarter of 2014, due to a decrease in gross profit in the Proprietary Products segment as a result of product mix.

Research and development expenses in the third quarter of 2015 were $5.0 million, an increase from $4.2 million in the third quarter of 2014 as the company continued to support various clinical studies.

Selling, general and administrative expenses in the third quarter of 2015 of $2.7 million were unchanged from $2.7 million in the third quarter of 2014.

For the third quarter of 2015, the Company reported an operating loss of $4.0 million compared with an operating loss of $2.5 million for the third quarter of 2014.  The Company recorded a net loss for the third quarter of 2015 of $4.6 million or $0.13 per share, compared with a net loss of $2.9 million or $0.09 per share for the same period in 2014.  The adjusted net loss for the third quarter of 2015 was $4.1 million compared with an adjusted net loss of $1.9 million for the same period in 2014.

Adjusted EBITDA for the third quarter of 2015 was a loss of $2.7 million compared with a loss of $0.8 million for the third quarter of 2014.

Nine Month Financial Results

Total revenue for the first nine months of 2015 of $44.2 million compared with $46.1 million for the first nine months of 2014.  Revenue in the Proprietary Products Segment was $25.4 million compared with $25.3 million for the same period in 2014, and revenue in the Distribution Segment was $18.8 million compared with $20.8 million in the prior-year period.

Gross profit year-to-date 2015 was $7.7 million compared with $7.6 million in the same period of 2014, and gross margin increased to 17% from 16% in the comparable prior-year period.

Operating loss for the first nine months of 2015 of $12.2 million compared with operating loss of $13.1 million for the first nine months of 2014.  Net loss for the first nine months of 2015 was $12.3 million or $0.34 per share, compared with a net loss of $14.4 million or $0.41 per share for the same period in 2014.

Adjusted EBITDA for the first nine months of 2015 was a loss of $8.3 million compared with a loss of $8.0 million for the same period last year.

Balance Sheet Highlights

As of September 30, 2015, Kamada had cash, cash equivalents and short-term investments of $42.3 million, compared with $44.3 million as of June 30, 2015. During the third quarter of 2015, the Company used $0.9 million in cash to fund operations and $0.6 million for capital expenditures.

2015 Revenue Guidance

For the year ending December 31, 2015, Kamada expects total revenue to be between $70 million and $73 million, with revenue from its Distributed Product Segment projected to be between $26 million and $28 million and revenue from its Proprietary Products Segment projected to be between $45 million and $47 million.  The Company notes that revenue projections for 2015 take into account an expected negative foreign exchange impact of approximately $2.0 million in relation to product sales in Israel and Russia, and presume that U.S. revenue from the agreement with Baxalta remains on track.

Conference Call

Kamada management will host an investment community conference call today beginning at 8:30 a.m. Eastern time to discuss these results and answer questions.  Shareholders and other interested parties may participate in the conference call by dialing 888-803-5993 (from within the U.S.), 706-634-5454 (from outside the U.S.) or 809-315-362 (toll-free from Israel) and entering the conference identification number: 75038084.  The call will also be webcast live on the internet on the Company’s website at www.kamada.com.

A replay of the call will be accessible two hours after its completion through November 16, 2015 by dialing 855-859-2056 (from within the U.S.) or 404-537-3406 (from outside the U.S.) and entering the conference identification number: 75038084. The call will also be archived for 90 days on the Company’s website at www.kamada.com.

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline.  The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived proteins.   AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is Glassia®, the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets Glassia in the U.S. through a strategic partnership with Baxalta.  In addition to Glassia, Kamada has a product line of nine other injectable pharmaceutical products that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America, Eastern Europe and Asia.  Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency that completed pivotal Phase 2/3 clinical trials in Europe and is in Phase 2 clinical trials in the U.S. and its intravenous AAT to treat type-1 diabetes, GVHD and prevention of lung transplant rejection. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, timing and results of clinical trials and EMA and U.S. FDA authorizations.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market or further regulatory delays.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts:	Anne Marie Fields
Gil Efron CFO ir@kamada.com	LHA 212-838-3777 afields@lhai.com

-Financial Statements to Follow-

CONSOLIDATED BALANCE SHEETS

	As of September 30,		As of December 31,
	2015	2014	2014
	Unaudited		Audited
	In thousands
Current Assets
Cash and cash equivalents	$5,787	$18,071	$14,546
Short-term investments	36,473	42,207	37,350
Trade receivables, net	14,847	16,408	17,514
Other accounts receivables	3,112	2,078	2,359
Inventories	26,811	25,549	25,423

	87,030	104,313	97,192

Non-Current Assets		-
Property, plant and equipment, net	21,303	21,780	21,769
Other long-term assets	97	143	179

	21,400	21,923	21,948

	108,430	126,236	119,140

Current Liabilities
Short term credit and Current maturities of convertible debentures	7,710	8,186	7,492
Trade payables	16,833	15,740	16,530
Other accounts payables	3,866	3,898	4,045
Deferred revenues	1,822	3,627	2,919

	30,231	31,451	30,986

Non-Current Liabilities
Convertible debentures	-	7,711	-
Employee benefit liabilities, net	613	7,590	722
Deferred revenues	6,469	890	7,015

	7,082	16,191	7,737
Equity
Share capital	9,320	9,206	9,208
Share premium	161,091	157,278	158,417
Conversion option in convertible debentures	1,147	2,217	1,147
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	(49)	(55)	(116)
Capital reserve from available for sale financial assets	121	42	10
Capital reserve from share-based payments	8,777	8,154	8,783
Capital reserve from employee benefits	(81)	(129)	(81)
Accumulated deficit	(105,719)	(94,629)	(93,461)

	71,117	78,594	80,417

	$108,430	$126,236	$119,140

Consolidated Statements of Comprehensive Income (loss)

	For the nine months period Ended September 30,		For the three months period Ended September 30,		Year ended December 31
	2015	2014	2015	2014	2014
	Unaudited				Audited
	Thousands of US dollar (Except for per-share income (loss) data)

Revenues from proprietary products	$25,434	$25,285	$9,553	$9,143	$44,389
Revenues from distribution	18,811	20,849	6,516	8,007	26,676

Total revenues	44,245	46,134	16,069	17,150	71,065

Cost of revenues from proprietary products	19,819	20,445	6,889	5,739	32,617
Cost of revenues from distribution	16,686	18,118	5,472	7,036	23,406

Total cost of revenues	36,505	38,563	12,361	12,775	56,023

Gross profit (loss)	7,740	7,571	3,708	4,375	15,042

Research and development expenses	12,105	12,613	5,047	4,180	16,030
Selling and marketing expenses	2,693	2,041	950	675	2,898
General and administrative expenses	5,159	6,011	1,722	2,017	7,593

Operating loss	(12,217)	(13,094)	(4,011)	(2,497)	(11,479)

Financial income	363	*361	63	*199	*404
Income in respect of currency exchange and translation differences and derivatives instruments, net	420	92	(341)	(44)	-
Financial expense	(824)	*(1,670)	(333)	*(519)	*(2,086)
Income (loss) before taxes on income	(12,258)	(14,311)	(4,622)	(2,861)	(13,161)
Taxes on income	-	70	-	36	52
Net loss	(12,258)	(14,381)	(4,622)	(2,897)	(13,213)
Other Comprehensive Income (loss):
Items that may be reclassified to profit or loss in subsequent periods:
Net gain (loss) on available for sale financial assets	111	69	72	(51)	37
Net gain (loss) on cash flow hedge	67	(211)	(183)	(109)	(272)
Items that will not be reclassified to profit or loss in subsequent periods:
Actuarial net gain of defined benefit plans	-	-	-	-	48
Total comprehensive loss	$(12,080)	$(14,523)	$(4,733)	$(3,057)	$(13,400)

Loss per share attributable to equity holders of the Company:
Basic loss per share	$(0.34)	$(0.41)	$(0.13)	$(0.09)	$(0.37)

Diluted loss per share	$(0.34)	$(0.41)	$(0.13)	$(0.09)	$(0.37)

*Reclassified

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the nine months period Ended September 30,		For the three months period Ended September 30,		Year Ended December 31,
	2015	2014	2015	2014	2014
	Unaudited				Audited
	Thousands of US dollar

Cash Flows from Operating Activities

Net loss	$(12,258)	$(14,381)	$(4,622)	$(2,897)	$(13,213)

Adjustments to reconcile loss to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	2,438	2,041	866	726	2,788
Finance expenses (income), net	41	1,217	611	364	1,682
Cost of share-based payment	1,527	3,075	498	980	3,751
Loss from sale of fixed assets	-	-	-	-	52
Taxes on income	-	70	-	36	(2)
Change in employee benefit liabilities, net	(109)	63	(80)	56	(57)

	3,897	6,466	1,895	2,162	8,214
Changes in asset and liability items:

Decrease (increase) in trade receivables	2,563	2,177	352	(587)	(869)
Decrease (increase) in other accounts receivables	360	295	862	(235)	(50)
Decrease (increase) in inventories and long-term inventories	(1,388)	(3,616)	(2,026)	(1,678)	(3,490)
Decrease (increase) in deferred expenses	(1,129)	1,226	271	412	1,209
Increase (decrease) in trade payables	643	1,110	2,104	(788)	3,261
Increase (decrease) in other accounts payables	(103)	(686)	481	(882)	(344)
Increase in deferred revenues	(1,643)	(2,472)	(396)	(643)	(4,026)

	(697)	(1,966)	1,648	(4,401)	(4,309)

Cash paid and received during the period for:
Interest paid	(362)	(963)	(119)	(361)	(1,210)
Interest received	912	385	318	253	758
Taxes paid	(47)	(158)	(-)	(94)	(158)

	503	(736)	199	(202)	(610)

Net cash used in operating activities	$(8,555)	$(10,617)	$(880)	$(5,338)	$(9,918)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the nine months period Ended September 30,		For the three months period Ended September 30,		Year Ended December 31,
	2015	2014	2015	2014	2014
	Unaudited				Audited
	Thousands of US dollar

Cash Flows from Investing Activities
Short-term investments	$641	(26,624)	$616	160	$(23,746)
Purchase of property and equipment	(1,932)	(2,356)	(600)	(821)	(3,076)
Proceeds from sale of property and equipment	-	-	-	-	3

Net cash used in investing activities	(1,291)	(28,980)	16	(661)	(26,819)

Cash Flows from Financing Activities
Exercise of options into shares	1,254	65	89	26	88
Repayment of convertible debentures	-	-	-	-	(7,728)
				-	-
Net cash provided (used in) by financing activities	1,254	65	89	26	(7,640)

Exchange differences on balances of cash and cash equivalent	(167)	(1,507)	(245)	(1,039)	(187)

Decrease in cash and cash equivalents	(8,759)	(41,039)	(1,020)	(7,012)	(44,564)

Cash and cash equivalents at the beginning of the period	14,546	59,110	6,807	25,083	$59,110

Cash and cash equivalents at the end of the period	$5,787	$18,071	$5,787	$18,071	$14,546

Significant non-cash transactions
Exercise of convertible debentures into shares	$-	$7	$-	$-	$-

Adjusted EBITDA

	Nine months period Ended September 30,		Three months period Ended September 30,		For the year Ended December 31,
	2015	2014	2015	2014	2014
	Thousands of US dollar

Net loss	$(12,258)	$(14,381)	$(4,622)	$(2,897)	$(13,213)

Income tax expense	-	70	-	36	52

Financial expense (income), net	41	1,217	611	364	1,682

Depreciation and amortization expense	2,438	2,041	866	726	2,788

Share-based compensation charges	1,527	3,075	498	980	3,751

Adjusted EBITDA	$(8,252)	$(7,972)	$(2,647)	$(791)	$(4,940)

Adjusted net income

	Nine months period Ended September 30,		Three months period Ended September 30,		For the year Ended December 31,
	2015	2014	2015	2014	2014
	Thousands of US dollar

Net loss	$(12,258)	$(14,381)	$(4,622)	$(2,897)	$(13,213)

Share-based compensation charges	1,527	3,075	498	980	3,751

Adjusted Net loss	$(10,731)	$(11,306)	$(4,124)	$(1,917)	$(9,462)